ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

ANGE COMMISSION
.C. 20549

03014087

E

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-00759

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Edward D. Jones & Co., L.P.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

12555 Manchester Road
(No. and Street)

St. Louis	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Venn — 314-515-4959
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

800 Market Street	St. Louis	MO	63101
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Susan S. Venn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P.. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Susan S. Venn

Notary Public Vicki J. Kirtlink

VICKI J. KIRTLINK
Notary Public, STATE OF MISSOURI
City of St. Louis
My Commission Expires 11/5/04

~~This report~~ contains (check all applicable boxes):**

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
X	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
X	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
X	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
X	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PRICEWATERHOUSECOOPERS

EDWARD D. JONES & CO., L.P.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001
AND ACCOMPANYING SCHEDULES AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL
TOGETHER WITH REPORT OF INDEPENDENT ACCOUNTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101
Telephone (314) 206 8500

REPORT OF INDEPENDENT ACCOUNTANTS

To Edward D. Jones & Co., L.P.:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in partnership capital, changes in subordinated liabilities and cash flows present fairly, in all material respects, the consolidated financial position of Edward D. Jones & Co., L.P. and subsidiaries (the "Partnership") at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of the Partnership as of December 31, 2001 and for the year then ended were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those statements in their report dated February 22, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2003

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002 AND 2001

ASSETS

(Amounts in thousands)

	2002	2001
CASH AND CASH EQUIVALENTS	$ 156,135	$ 175,358
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	65,000	80,000
RECEIVABLE FROM:		
Customers	1,909,376	1,881,021
Brokers, dealers and clearing organizations	99,848	80,088
SECURITIES OWNED, at market value		
Inventory securities	204,970	118,872
Investment securities	175,249	180,719
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, net of accumulated depreciation	226,706	216,977
OTHER ASSETS	181,923	183,576
TOTAL ASSETS	$ 3,019,207	$ 2,916,611

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002 AND 2001

LIABILITIES AND PARTNERSHIP CAPITAL

(Amounts in thousands)

	2002	2001
PAYABLE TO:		
Customers	$ 1,621,543	$ 1,601,188
Brokers, dealers and clearing organizations	20,334	41,990
SECURITIES LOANED	10,149	132,231
SECURITIES SOLD, NOT YET PURCHASED, at market value	15,536	35,251
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	116,745	118,420
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	156,971	180,385
	1,941,278	2,109,465
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	428,875	205,600
PARTNERSHIP CAPITAL:		
Partnership capital net of reserve for anticipated withdrawals	620,192	565,412
Reserve for anticipated withdrawals	28,862	36,134
TOTAL PARTNERSHIP CAPITAL	649,054	601,546
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 3,019,207	$ 2,916,611

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts in thousands)

	2002	2001
REVENUE:		
Commissions	$ 1,310,423	$ 1,253,862
Principal transactions	403,329	370,327
Investment banking	41,055	24,676
Interest and dividends	128,972	167,482
Gain on investments	8,055	-
Other	364,171	313,335
Total revenue	2,256,005	2,129,682
Interest expense	52,625	58,746
Net revenue	2,203,380	2,070,936
OPERATING EXPENSES:		
Compensation and benefits	1,279,668	1,197,396
Communications and data processing	252,917	229,048
Occupancy and equipment	231,578	218,511
Payroll and other taxes	80,810	73,456
Floor brokerage and clearance fees	13,961	14,343
Advertising	43,797	43,542
Other operating expenses	151,172	147,849
Total operating expenses	2,053,903	1,924,145
NET INCOME	$ 149,477	$ 146,791
NET INCOME ALLOCATED TO:		
Limited partner	$ 147,706	$ 143,175
General partner	1,771	3,616
	$ 149,477	$ 146,791

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts in thousands)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 149,477	$ 146,791
Adjustments to reconcile net income to net cash (used in)/ provided by operating activities -		
Depreciation and amortization	76,824	69,961
Gain on sales of investments	(8,055)	-
Changes in assets and liabilities:		
Securities purchased under agreements to resell	15,000	(80,000)
Securities sold under agreements to repurchase	-	(24,969)
Net receivable from customers	(8,000)	348,384
Net receivable from brokers, dealers and clearing organizations	(41,416)	20,260
Securities owned, net	(100,343)	39,597
Other assets	1,622	20,055
Bank loans	-	(204,000)
Securities loaned	(122,082)	(8,365)
Accounts payable and accrued expenses	(1,675)	(2,291)
Accrued compensation and employee benefits	(23,414)	(52,561)
Net cash (used in)/ provided by operating activities	(62,062)	272,862
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment and leasehold improvements, net	(86,553)	(86,540)
Proceeds from sales of investments	8,086	-
Net cash used in investing activities	(78,467)	(86,540)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of subordinated liabilities	250,000	-
Repayment of subordinated liabilities	(26,725)	(26,725)
Contribution of partnership capital	28,876	13,576
Withdrawals and distributions from partnership capital	(130,845)	(171,618)
Net cash provided by/ (used in) financing activities	121,306	(184,767)
Net (decrease)/ increase in cash and cash equivalents	(19,223)	1,555
CASH AND CASH EQUIVALENTS, beginning of year	175,358	173,803
CASH AND CASH EQUIVALENTS, end of year	$ 156,135	$ 175,358
Cash paid for interest	$ 52,510	$ 59,707

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts in thousands)

	Limited Partnership Capital	General Partnership Capital	Total
Partnership capital net of reserve for anticipated withdrawals, December 31, 2000	$ 554,278	$ 5,599	$ 559,877
Net income	143,175	3,616	146,791
Contributions	13,440	136	13,576
Withdrawals and distributions	(115,363)	(3,335)	(118,698)
Total Partnership Capital	**595,530**	**6,016**	**601,546**
Reserve for anticipated withdrawals	(35,773)	(361)	(36,134)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2001	559,757	5,655	565,412
Net income	147,706	1,771	149,477
Contributions	28,588	288	28,876
Withdrawals and distributions	(93,487)	(1,224)	(94,711)
Total Partnership Capital	**642,564**	**6,490**	**649,054**
Reserve for anticipated withdrawals	(28,574)	(288)	(28,862)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2002	$ 613,990	$ 6,202	$ 620,192

Included in Total Partnership Capital as of December 31, 2002 and 2001 is a Reserve for Anticipated Withdrawals, which the Partnership distributed to its General and Limited Partners subsequent to year end.

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts in thousands)

	2002	2001
BALANCE, beginning of year	$ 205,600	$ 232,325
Issuance of subordinated liabilities	250,000	-
Repayment of subordinated liabilities	(26,725)	(26,725)
BALANCE, end of year	$ 428,875	$ 205,600

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Edward D. Jones & Co., L.P. ("EDJ") and all wholly owned subsidiaries (collectively, the "Partnership"). All material intercompany balances and transactions have been eliminated in consolidation. Investments in nonconsolidated companies which are at least 20% owned are accounted for under the equity method. The Jones Financial Companies, L.L.L.P. ("JFC") owns 100% of the equity in the Partnership. JFC is the sole limited partner. JFC's wholly owned subsidiary, EDJ Holding Company, Inc., is the general partner.

The Partnership is a registered broker/dealer primarily serving individual investors. The Partnership derives its revenues from the sale of listed and unlisted securities and insurance products, investment banking and principal transactions and as a distributor of mutual fund shares. The Partnership conducts business throughout the United States of America, Canada and the United Kingdom with its customers, various brokers, dealers, clearing organizations, depositories and banks.

The financial statements have been prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which requires the use of certain estimates by management in determining the Partnership's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Substantially all of the Partnership's short-term financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term receivables. Similarly, the Partnership's short-term liabilities are recorded at contracted amounts approximating fair value.

Transactions

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for customers. Customers' transactions are recorded on a settlement date basis with the related revenue and expense recorded on a trade date basis. The Partnership may be exposed to risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For transactions in which it extends credit to customers, the Partnership seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments, including money market securities, with original maturities of three months or less, to be cash equivalents.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Partnership participates in short-term resale agreements and repurchase agreements collateralized by U.S. government and agency securities. The market value of the underlying collateral as determined daily, plus accrued interest thereon, must equal or exceed 102% of the carrying amount of the transaction. It is the Partnership's policy to have such underlying resale agreement collateral deposited in its accounts at its custodian banks. Repurchase transactions require the Partnership to deposit collateral with the lender. Resale and repurchase agreements are carried at the amount at which the securities will be subsequently resold/repurchased as specified in the agreements.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Partnership to deposit cash or other collateral with the lender. With respect to securities loaned, the Partnership receives collateral in the form of cash or other collateral of 102% of the market value of the securities loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Partnership reports as assets collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report as an asset collateral it has received in secured lending and other arrangements because the debtor typically has the right to redeem or substitute the collateral on short notice.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, including inventory securities and investment securities, are valued at market value which is determined by using quoted market or dealer prices.

Equipment and Leasehold Improvements

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of five to twelve years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts. The cost of maintenance and repairs is charged against income as incurred, whereas significant enhancements are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair market value.

Segregated Cash

Cash of $53 and $51, respectively, was segregated in a special reserve bank account for the benefit of customers, and is included in Cash and Cash Equivalents as of December 31, 2002 and 2001 under rule 15c3-3 of the Securities and Exchange Commission.

(Amounts in thousands)

Income Taxes

Income taxes have not been provided for in the consolidated financial statements since Edward D. Jones & Co., L.P. is organized as a partnership, and each partner is liable for its own tax payments.

2. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS:

Accounts receivable from and payable to customers include margin balances and amounts due on cash transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the financial statements. Substantially all amounts payable to customers are subject to withdrawal upon customer request. The Partnership pays interest on certain credit balances in customer accounts.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:

The components of receivable from and payable to brokers, dealers and clearing organizations are as follows:

	2002	2001
Receivable from clearing organizations	$ 74,805	$ 50,849
Securities failed to deliver	15,601	17,385
Dividends receivable	6,303	7,843
Deposits paid for securities borrowed	1,601	2,331
Other	1,538	1,680
Total receivable from brokers, dealers and clearing organizations	$ 99,848	$ 80,088
Securities failed to receive	$ 18,067	$ 32,071
Other	2,267	9,919
Total payable to brokers, dealers and clearing organizations	$ 20,334	$ 41,990

Receivable from clearing organizations represents balances and deposits with clearing organizations and the Partnership's Canadian carrying broker. Securities failed to deliver/receive represent the contract value of securities which have not been received or delivered by settlement date.

(Amounts in thousands)

4. SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Securities owned and sold, not yet purchased are summarized as follows (at market value):

	2002		2001	
	Securities Owned	Securities Sold, Not Yet Purchased	Securities Owned	Securities Sold, Not Yet Purchased
Inventory securities:				
Certificates of deposit	$ 3,340	$ 730	$ 4,515	$ 1,553
U.S. and Canadian government and U.S. agency obligations	68,571	2,899	16,849	866
State and municipal obligations	124,299	383	58,935	24,577
Corporate bonds and notes	5,585	9,238	24,540	2,308
Equities	1,545	250	2,833	2,810
Collateralized mortgage obligations	480	-	7,368	-
Other	1,150	2,036	3,832	3,137
	$ 204,970	$ 15,536	$ 118,872	$ 35,251
Investment securities:				
U.S. government and agency obligations	$ 175,249		$ 180,719	

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of U.S. government securities and, to a limited extent, the sale of fixed income futures contracts. The amount of the securities purchased or sold will fluctuate on a daily basis due to changes in inventory securities owned, interest rates and market conditions. Futures contracts are settled daily, and any gain or loss is recognized in principal transactions revenue. The notional amount of futures contracts sold was $10,000 and $12,000 at December 31, 2002 and 2001, respectively.

(Amounts in thousands)

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Equipment and leasehold improvements are summarized as follows:

	2002	2001
Equipment, furniture and fixtures	$ 480,091	$ 428,740
Leasehold improvements	167,858	143,510
Total equipment and leasehold improvements	647,949	572,250
Accumulated depreciation and amortization	(421,243)	(355,273)
Equipment and leasehold improvements, net	$ 226,706	$ 216,977

Depreciation expense on equipment and leasehold improvements is included in the income statement under Communications and Data Processing and Occupancy and Equipment.

6. BANK LOANS:

The Partnership borrows from banks on a short-term basis primarily to finance customer margin balances and inventory securities. As of December 31, 2002, the Partnership had bank lines of credit aggregating $1,190,000 of which $1,140,000 were through uncommitted facilities. Actual borrowing availability is primarily based on the value of securities owned and customers' margin securities. At December 31, 2002, collateral with a market value of $1,666,000 was available to support secured bank loans. There were no bank loans outstanding under these lines as of December 31, 2002 or 2001.

Interest is at a fluctuating rate based on short-term lending rates. The daily average of the aggregate short-term bank loans outstanding was $165,000 and $255,000 and the average interest rate was 2.4% and 4.6% for the years ended December 31, 2002 and 2001, respectively.

(Amounts in thousands)

7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

Liabilities subordinated to the claims of general creditors consist of:

	2002	2001
Capital notes, 7.33%, due in annual installments of $50,000 commencing on June 12, 2010, with a final installment on June 12, 2014.	$ 250,000	$ -
Capital notes, with rates ranging from 7.51% to 7.79%, due in annual installments ranging from $3,700 to $25,000, commencing on August 15, 2005, with a final installment of $3,700 on August 15, 2011.	75,000	75,000
Capital notes, 8.18%, due in annual installments of $10,500, with a final installment on September 1, 2008.	63,000	73,500
Capital notes, 7.95%, due in annual installments of $10,225, with a final installment of $10,200 on April 15, 2006.	40,875	51,100
Capital notes, 8.96%, due in annual installments of $6,000 with a final installment on May 1, 2002.	-	6,000
	$ 428,875	$ 205,600

Required annual principal payments, as of December 31, 2002, are as follows:

Year	
2003	$ 20,725
2004	20,725
2005	43,225
2006	45,700
2007	23,200
Thereafter	275,300
	$ 428,875

The capital note agreements contain restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness and limit the withdrawal of partnership capital. As of December 31, 2002, the Partnership was required, under the note agreements, to maintain minimum partnership capital of $400,000 and Net Capital as computed in accordance with the uniform Net Capital rule of 5% of aggregate debit items, or $93,092 (see Note 8).

The subordinated liabilities are subject to cash subordination agreements approved by the New York Stock Exchange and, therefore, are included in the Partnership's computation of Net Capital under the Securities and Exchange Commission's uniform Net Capital rule. The Partnership has estimated the

(Amounts in thousands)

fair value of the subordinated capital notes to be approximately $466,000 and $213,000 as of December 31, 2002 and 2001, respectively.

8. NET CAPITAL REQUIREMENTS:

The Partnership is subject to the Net Capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934 and the capital rules of the New York Stock Exchange. Under the alternative method permitted by the rules, the Partnership must maintain minimum Net Capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. The Net Capital rule also provides that partnership capital may not be withdrawn if resulting Net Capital would be less than 5% of aggregate debit items. Additionally, certain withdrawals require the consent of the SEC to the extent they exceed defined levels even though such withdrawals would not cause Net Capital to be less than 5% of aggregate debit items.

At December 31, 2002, the Partnership's Net Capital of $636,100 was 34% of aggregate debit items and its Net Capital in excess of the minimum required was $598,900. Net Capital as a percentage of aggregate debits after anticipated withdrawals was 34%. Net Capital and the related capital percentage may fluctuate on a daily basis.

9. GAIN ON INVESTMENTS

During the year, the Partnership sold all of the shares it received from its memberships in the London Stock Exchange and Toronto Stock Exchange when they demutualized. The Partnership realized an $8,055 gain on the sale of these shares.

10. EMPLOYEE BENEFIT PLAN:

The Partnership maintains a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Partnership. Additionally, participants may contribute on a voluntary basis. Approximately $35,600 and $36,000 were provided by the Partnership for its contributions to the plan for the years ended December 31, 2002 and 2001, respectively.

11. COMMITMENTS:

The Partnership leases a significant portion of its St. Louis headquarters, certain equipment, and furniture and fixtures from a subsidiary of JFC under terms of noncancelable triple net leases expiring through 2008. As of December 31, 2002, fixed annual rentals under these leases are approximately $13,100. The Partnership reimbursed the lessor $9,900 and $8,461 during 2002 and 2001, respectively, for building operating expenses.

Additionally, the Partnership leases headquarters office space, furniture, computers and communication equipment under various operating leases from non-affiliates. Branch offices are leased generally for terms of three to five years. Rent expense was $194,800 and $172,300 for the years ended December 31, 2002 and 2001, including $15,900 and $10,400, respectively, paid to a subsidiary of JFC.

(Amounts in thousands)

The Partnership's noncancelable lease commitments greater than one year and its contingent residual payments, as of December 31, 2002, are summarized below:

Year	Rental Commitments	Contingent Residual Payments
2003	$ 135,500	$ -
2004	88,900	-
2005	63,400	-
2006	46,400	-
2007	29,500	51,300
Thereafter	145,900	-

Included in the Partnership's operating lease commitments and contingent residual payments are synthetic lease agreements for two buildings: one in Tempe, Arizona and one in St. Louis, Missouri. The lessor of the buildings, along with a group of financial institutions, funded the construction of the facilities. The total cost of the facilities covered by these leases was $60,400. The synthetic leases have initial terms of five years, with renewal options for two additional terms up to five years by either the lessor or the Partnership, subject to the approval of the other party. The Partnership may, at its option, purchase the buildings during or at the end of the terms of the leases at approximately the amount expended to construct the facilities. If the Partnership does not exercise the purchase option by or at the end of the leases, the Partnership would be responsible for contingent residual payments of up to $27,500 for the Tempe, Arizona facility and up to $23,800 for the St. Louis, Missouri facility, which would be reduced based on the proceeds from the sale of the buildings.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - Interpretation of ARB No. 51" ("FIN 46"), which would become effective for the Partnership for periods beginning after June 27, 2003. The lessor for the Partnership's synthetic leases, an entity unrelated to JFC or its affiliates, is currently being evaluated under FIN 46. It is unclear at this time if the lessor will be considered a variable interest entity. If the lessor is deemed to be a variable interest entity, the Partnership will be required to record the synthetic leases as if they were capital leases rather than operating leases. The amount capitalized, currently estimated at $60,400, would be a deduction from the Partnership's Net Capital. Additionally, the Partnership would record a capital lease obligation for approximately the same amount. Currently, the Partnership's Net Capital is $636,100 and its Net Capital in excess of the minimum required is $598,900. The Partnership does not expect FIN 46 to have a significant impact on its consolidated financial condition, results of operations, or cash flows.

The Partnership has an equipment acquisition agreement with a financial institution. Under terms of the agreement, equipment is purchased by the financial institution as lessor and the Partnership is obligated to lease the equipment. Equipment acquired by the financial institution but not yet leased by the Partnership at December 31, 2002 amounted to $3,300 which is not included in the operating lease commitment stated above. Should the equipment acquisition agreement be terminated, the Partnership has a commitment to pay the financial institution for the equipment acquired under the equipment acquisition agreement but not yet leased.

12. CONTINGENCIES:

Various legal actions are pending against the Partnership with certain cases claiming substantial damages. These actions are in various stages and the results of such actions cannot be predicted with certainty. In the opinion of management, after consultation with legal counsel, the ultimate resolution

(Amounts in thousands)

of these actions is not expected to have a material adverse impact on the Partnership's results of operations or financial condition.

13. RELATED PARTIES:

The Partnership is charged management fees by JFC for the salaries of its partners who provide services to the Partnership and interest expense on a portion of the capital JFC has invested in EDJ. Charges for salaries amounted to $16,900 and $13,887 for the years ended December 31, 2002 and 2001, respectively, and are included in compensation and benefits expense. In addition, interest expense includes $17,300 and $17,754 paid to JFC for capital utilized during the years 2002 and 2001, respectively.

EDJ has a minority partnership interest in the investment advisor to the Edward Jones Money Market Fund (the "Money Market Fund"). The Partnership does not have management responsibility for the advisor. Other than the Money Market Fund, the Partnership does not distribute any other proprietary funds. Approximately 3% of the Partnership's revenues were derived from the advisor and the Money Market Fund during 2002 and 2001.

SCHEDULE I

EDWARD D. JONES & CO., L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

(Dollars in thousands)

NET CAPITAL:		
Total partnership capital		$ 649,054
Deduct partnership equity not allowable for Net Capital		(48,285)
Total partnership capital qualified for Net Capital		600,769
Add –		
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		428,875
B. Other allowable credits - Flow-through capital benefit from subsidiary		18,660
		1,048,304
Deductions and/or charges-		
A. Nonallowable assets	$ 379,436	
B. Aged fails-to-deliver		
1. Number of items -- 33	29	
C. Aged short security differences		
1. Number of items -- 124	1,770	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities	-	
F. Other deductions and/or charges	4,758	385,993
Net Capital before haircuts on securities positions		$ 662,311

No material differences exist between the audited Computation of Net Capital (Schedule I) and that included in the Partnership's unaudited December 31, 2002 FOCUS Report Part II.

NET CAPITAL (continued):		$ 662,311
Net Capital before haircuts on securities positions		
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
A. Contractual securities commitments	1,265	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit and commercial paper	133	
2. U.S. and Canadian government obligations	8,532	
3. State and municipal government obligations	8,899	
4. Corporate obligations	1,177	
5. Stocks and warrants	5,871	
8. Other	322	
D. Undue concentration	-	
E. Other	-	26,199
NET CAPITAL		$ 636,112
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:		
2% of combined aggregate debit items as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the Net Capital computation		37,237
Excess Net Capital		$ 598,875
Percentage of Net Capital to aggregate debits		34%
Percentage of Net Capital, after anticipated capital withdrawals, to aggregate debits		34%
Net Capital in excess of 5% of aggregate debit items		$ 543,020

No material differences exist between the audited Computation of Net Capital (Schedule I) and that included in the Partnership's unaudited December 31, 2002 FOCUS Report Part II.

EDWARD D. JONES & CO., L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2002

(Dollars in thousands)

CREDIT BALANCES:

Free credit balances and other credit balances in customers' security accounts	$ 1,532,994
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	9,997
Customers' securities failed to receive	10,659
Credit balances in firm accounts which are attributable to principal sales to customers	13,375
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	19
Market value of short security count differences over 7 calendar days old	18
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 7 calendar days	876
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	1,752
Total 15c3-3 credit items	$ 1,569,690

No material differences exist between the audited Computation for Determination of Reserve Requirements (Schedule II) and that included in the Partnership's unaudited December 31, 2002 FOCUS Report Part II.

DEBIT BALANCES:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 1,859,700
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	2,143
Aggregate debit items	1,861,843
Less 3% (for alternative method)	(55,855)
Total 15c3-3 debit items	$ 1,805,988
RESERVE COMPUTATION - Total debits over total credits	$ 236,298
Segregated cash on deposit for the benefit of customers at December 31, 2002	$ 53

No material differences exist between the audited Computation for Determination of Reserve Requirements (Schedule II) and that included in the Partnership's unaudited December 31, 2002 FOCUS Report Part II.

EDWARD D. JONES & CO., L.P.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2002

(Dollars in thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ 10
A. Number of items	2

No material differences exist between the audited Information Relating to Possession or Control Requirements (Schedule III) and that included in the Partnership's unaudited December 31, 2002 FOCUS Report Part II.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101
Telephone (314) 206 8500

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To Edward D. Jones & Co., L.P.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Edward D. Jones & Co., L.P. (the "Partnership") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners and management of the Partnership, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2003